UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading Statement, dated 18 November 2021

18 November 2021

Micro Focus International plc
Trading Update

Overview
The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues a trading update for the 12 months ended 31 October 2021 ("FY21").

●
FY21 Revenue of c.$2.9bn which is a decline of 5% on a constant currency basis ("CCY") and represents a significant improvement in the rate of year-on-year revenue decline (FY20: CCY 10%).
●
Adjusted EBITDA of c.$1.0bn at a margin of c.36% for FY21 (FY20: CCY: 39%).
●
Cash of c.$560m and Net debt of c.$4.2bn as at 31 October 2021.
●
The Group has been operating on one single IT platform since July and has now successfully closed two quarters on the new platform.
●
On 3 November 2021, the Group announced the disposal of the Digital Safe business for cash consideration of $375m, and the transfer of approximately $40m of lease liabilities. This transaction is expected to close in the first quarter of calendar 2022.
●
Micro Focus will provide an update on the progress on our strategy and key priorities over the next two years. This webcast will take place on 1pm (UK time) on 30 November 2021 (details below).

Stephen Murdoch, Chief Executive Officer, commented:
"We continue to deliver on our strategic objectives and the pace of change in our business is accelerating.

Our customer-centric investments are delivering meaningful improvements in both sales and our operating performance with the transition to a single enterprise-wide platform creating the foundation for further simplification and productivity improvements.

The sale of the Digital Safe business shows the underlying value of our assets and is a clear example of how we can deliver incremental value to all our stakeholders.

We remain committed to delivering revenue stabilisation and sustainable free cashflow and I look forward to setting out our strategic priorities in more detail on 30 November."

Financial Performance

Y-o-Y revenue trajectory (on a CCY basis)	FY21 versus FY20
Licence	6%
Maintenance	(9)%
SaaS and other recurring	(4)%
Consulting	(8)%
Total revenue trajectory	(5)%

For FY21, the Group expects to report a revenue decline of 5% on a CCY basis. This represents a 5ppt improvement in the rate of decline year-on-year and the Group remains on track to achieve our stated goal of revenue stabilisation as we exit FY23.

Licence revenue is expected to increase by approximately 6% when compared to FY20, through continued improvement in sales execution and the benefit of the investments in our growth portfolios.

Maintenance revenue is expected to decline by approximately 9%. The actions outlined in H1 to moderate the rate of decline are progressing as planned and operational metrics highlight early indications of improvement in the underlying renewal rates.

SaaS and other recurring revenue continued to moderate and is expected to decline 4%. We are confident the actions being taken will position this revenue stream for growth in the short term as targeted.

Consulting revenue declined by 8%, with an improving trajectory in the second half.

Profitability and Cash
The Group's Adjusted EBITDA margin is expected to be approximately 36% in FY21 reflecting the revenue decline, our targeted investments and the impact of the transition to the single enterprise-wide platform. This systems transition has now put the Group in a much better position to identify inefficiencies and drive productivity improvements.

The Group ended the period with cash balances of approximately $560 million and net debt of approximately $4.2bn.  Net debt is broadly flat with $4.1bn reported at 30 April 2021 and is prior to the impact of the Digital Safe disposal which is expected to reduce net debt by approximately $0.4bn. Cash generation in the second half was significantly offset by the settlement of the one off items reported in H1 (including a number of significant cash tax payments and the settlement of the WAPP legal claim).

Micro Focus Strategy briefing
Micro Focus will host a strategy update webcast for investors and analysts at 1pm (UK) / 8AM (ET) on 30 November 2021. Representatives of the management team will provide an update on corporate strategy which will take the form of a webcast and Q&A session. A live webcast and recording of the presentation will be available at https://www.microfocus.com/en-us/investors  during and after the event.

Notes:
1.
All figures above include the Digital Safe Business for both FY21 and the FY20 comparatives.
2.
CCY basis means restating the results of the Group for the comparable year at the same average exchange rates as those used in reported results for the current year.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                       Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor Relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernisation & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 November 2021

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer